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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 11-K




(Mark One):

    |X| Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the fiscal year ended December 31, 2003

                                       OR

    |_| Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

           For the transition period from                 to
                                          ---------------    --------------





    Commission file number:  1-11083



    A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          Boston Scientific Corporation
                         401(k) Retirement Savings Plan



    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                          Boston Scientific Corporation
                           One Boston Scientific Place
                              Natick, MA 01760-1537


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                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          BOSTON SCIENTIFIC CORPORATION
                         401(K) RETIREMENT SAVINGS PLAN




                          YEAR ENDED DECEMBER 31, 2003

          BOSTON SCIENTIFIC CORPORATION 401(K) RETIREMENT SAVINGS PLAN

                          AUDITED FINANCIAL STATEMENTS
                            AND SUPPLEMENTAL SCHEDULE


                          YEAR ENDED DECEMBER 31, 2003




                                    CONTENTS


Report of Ernst & Young LLP, Independent Registered Public Accounting Firm... 1


AUDITED FINANCIAL STATEMENTS

Statements of Net Assets Available for Plan Benefits......................... 2
Statement of Changes in Net Assets Available for Plan Benefits............... 3
Notes to the Financial Statements............................................4-8


SUPPLEMENTAL SCHEDULE

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)............... 9

Report of Ernst & Young LLP, Independent Registered Public Accounting Firm



401(k) Plan Administrative and Investment Committee and Participants Boston Scientific Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Boston Scientific Corporation 401(k) Retirement Savings Plan (the Plan) as of December 31, 2003 and 2002, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2003 and 2002, and the changes in its net assets available for plan benefits for the year ended December 31, 2003, in conformity with U.S.generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2003, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.



                                                   /s/ Ernst & Young LLP
Boston, Massachusetts
April 16, 2004

          Boston Scientific Corporation 401(k) Retirement Savings Plan

              Statements of Net Assets Available for Plan Benefits


                                                        December 31
                                             ---------------------------------
                                                  2003               2002
                                             --------------     --------------

ASSETS
Investments                                  $  499,525,054     $  328,424,527

Receivables:
     Participant contributions                        6,628            857,790
     Employer contribution                        1,496,797          1,899,792
                                             --------------     --------------
         Total receivables                        1,503,425          2,757,582
                                             --------------     --------------

Net assets available for plan benefits       $  501,028,479     $  331,182,109
                                             ==============     ==============



                     SEE NOTES TO THE FINANCIAL STATEMENTS.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year Ended December 31, 2003




Additions to net assets attributed to:
          Investment Income:
               Interest                                          $    2,430,792
               Dividends                                              3,642,053
               Net appreciation in fair value of investments        129,719,955
                                                                 --------------
                                                                    135,792,800
          Contributions:
               Participants                                          37,517,527
               Employer                                              14,285,581
               Participant Rollovers                                  5,342,778
               Transfer of funds from other 401(k) plans                144,052
                                                                 --------------
                                                                     57,289,938
                                                                 --------------
Total additions                                                     193,082,738

Deductions from net assets attributed to:
          Benefits paid to participants                              23,199,388
          Service fees                                                   36,980
                                                                 --------------
Total deductions                                                     23,236,368
                                                                 --------------
Net increase                                                        169,846,370

Net assets available for plan benefits:
          Beginning of year                                         331,182,109
                                                                 --------------
          End of year                                            $  501,028,479
                                                                 ==============



                     SEE NOTES TO THE FINANCIAL STATEMENTS.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

                        Notes to the Financial Statements

                                December 31, 2003


1. DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company) 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description and the Plan for a more complete description of the Plan's provisions, including defined terms. Copies are available from the 401(k) Plan Administrative and Investment Committee (the Committee).

GENERAL
The Plan is a defined contribution plan covering all eligible employees who have completed thirty days of service and have attained twenty-one years of age. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS
During 2003, assets totaling $144,052 from the Company's 2002 acquisition of SMART Therapeutics 401(k) Retirement Savings Plan were merged into the Plan.

As of January 1, 2003, a non-highly compensated participant may contribute between 1% and 25% (1% and 15% for highly compensated participants) of his or her pretax annual compensation, as defined in the Plan document, up to established federal limits. In addition, a participant may contribute between 1% and 10% of his or her compensation on an after-tax basis each year.

The Company's matching contribution is equal to (i) 100% of the elective pretax contributions made on behalf of the participant for the period which do not exceed 2% of the participant's compensation for such period, plus (ii) 50% of the elective pretax contributions made on behalf of the participant for the period which exceed 2% but do not exceed 4% of the participant's compensation. Effective January 1, 2004, the Plan was amended to increase the Company's matching contribution to (i) 200% of the elective pretax contributions made on behalf of the participant for the period which do not exceed 1% of the participant's compensation for such period, plus (ii) 100% of the elective pretax contributions made on behalf of the participant for the period which exceed 1% but do not exceed 2% of the participant's compensation plus (iii) 50% of the elective pretax contributions made on behalf of the participant for the period, which exceed 2% but do not exceed 4% of the participant's compensation.

The Plan also provides for an investment fund to hold shares of Pfizer Inc. (Pfizer) common stock transferred from the Pfizer Savings and Investment Plan for former Schneider employees. The Company acquired Schneider Worldwide in September 1998. No contributions can be made to this fund and any earnings on this fund will be allocated to a participant's current investment elections under the Plan. A participant can transfer amounts out of the Pfizer stock fund to other investment funds within the Plan.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

At the discretion of the Board of Directors of the Company, the Company may make an additional discretionary contribution. Employees with three or more years of credited service on December 31, 1992 will be fully vested in such amounts and all other employees will become fully vested in such amounts after five years of credited service (20% vesting after each year). No additional discretionary contribution was made in 2003.

PARTICIPANT ACCOUNTS AND VESTING
A participant can allocate his or her account among various investment funds. Each participant's account is credited with the participant's contribution, the Company's contribution and an allocation of Plan earnings. Each participant is fully vested in his or her account, except as discussed above regarding discretionary contributions. The benefit to which a participant is entitled is the benefit included in the participant's account.

PARTICIPANT LOANS
A participant may borrow from his or her account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of his or her account balance. Loan terms range up to 5 years or up to 10 years for the purchase of a primary residence. However, participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Committee. Principal and interest are repaid ratably through payroll deductions.

PAYMENT OF BENEFITS
All benefit payments are made in the form of a lump-sum amount equal to the value of the participant's account, whether as cash distributions or rollovers. The Plan does not allow annuity and installment forms of distributions for participants who terminated employment on or after May 1, 2002 or terminated their employment before May 1, 2002, but had not yet begun receiving their Plan benefits by that date. If a terminated participant's account is valued at and remains in excess of $5,000 (less any rollover amounts), the participant has the option of leaving the funds invested in the Plan until attaining the age of 62. While employed at the Company, a participant may withdraw all or a portion of his or her 401(k) account to the extent necessary to meet a financial hardship, as defined in the Plan.

The Plan also allows withdrawals from after-tax and rollover accounts, for any reason, and allows disabled participants, as defined in the Company's group long-term disability contract, to take withdrawals at any time regardless of age. Participants may also make withdrawals for any reason after attaining age 59 1/2.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING
The accounting records of the Plan are maintained on the accrual basis.

INVESTMENT VALUATION AND INCOME RECOGNITION
The Plan's investments are stated at fair value. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust are valued at net asset value at year-end. Securities listed on a registered stock exchange are valued by the Plan Administrator at the last reported sales price on the last business day of the Plan year. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

USE OF ESTIMATES
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

3. INVESTMENTS

The following investments represent five percent or more of the Plan's net assets.

                                                      December 31,
                                            -------------------------------
                                                 2003              2002
                                            -------------     -------------

     Boston Scientific Corporation
       Common Stock Fund                    $ 203,858,448     $ 125,927,566
     Vanguard 500 Index Fund                   73,104,883        45,208,343
     Vanguard Retirement Savings Trust         46,113,439        39,867,734
     Vanguard U.S. Growth Fund                 38,479,019        25,837,900
     Vanguard Wellington Fund                  33,428,254        21,594,882

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $129,719,955 as follows:

     Mutual funds                           $  37,945,706
     Common stock                              91,774,249
                                            -------------
                                            $ 129,719,955
                                            =============

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (Vanguard). Vanguard acts as trustee for only those investments as defined by the Plan. Transactions in such investments qualify as party-in-interest transactions, which are exempt from the prohibited transaction rules.

Fees for legal, accounting and other services rendered during the year by parties-in-interest were paid by the Company.

          Boston Scientific Corporation 401(k) Retirement Savings Plan

5. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

6. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated March 4, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended, is qualified and the related trust is exempt.

          Boston Scientific Corporation 401(k) Retirement Savings Plan
                                 EIN #04-2695240
                                    Plan #001

         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                                December 31, 2003


                                                                     Current
Identity of Issue                            Shares or Units          Value
-----------------                            ---------------      -------------

 INVESCO:
    Dynamics Fund                                    945,011      $  13,929,467

*Vanguard Group:
    500 Index Fund                                   712,037         73,104,883
    Total Bond Market Index Fund                   1,824,809         18,813,785
    International Growth Fund                      1,283,267         20,699,103
    U.S. Growth Fund                               2,538,194         38,479,019
    Wellington Fund                                1,160,300         33,428,254
    Windsor II Fund                                  851,990         22,569,209
    Retirement Savings Trust                      46,113,439         46,113,439

*Boston Scientific Corporation Common
  Stock Fund                                       5,545,660        203,858,448

 Pfizer Common Stock Fund                            412,510         14,573,988

 T. Rowe Price Small-Cap Stock Fund-
  Advisor Class                                      120,077          3,347,733

*Participants' notes receivable               5.00% - 12.01%         10,607,726
                                                                  -------------

                                                                  $ 499,525,054
                                                                  =============

*Indicates party-in-interest to the Plan.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         Boston Scientific Corporation
                                         401(k) Retirement Savings Plan


Date:  June 28, 2004                     By:  /s/ Lawrence C. Best
                                              ----------------------------------
                                              Lawrence C. Best
                                              Member, 401(k) Plan Administrative
                                              and Investment Committee

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                                 EXHIBIT INDEX
                                 -------------

Exhibit
Number                   Description
------                   -----------

 23.1                    Consent of Ernst & Young LLP








































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